EUROPEAN MICRO HOLDINGS, INC.

                                  EXHIBIT 15.01

                         INDEPENDENT ACCOUNTANTS' REPORT

We have reviewed the accompanying consolidated condensed balance sheet of European Micro Holdings, Inc. and consolidated subsidiaries as of December 31, 1999, and the related statements of operations for the three-month and six-month periods then ended, and the related consolidated condensed statements of stockholders' equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the company's management.


We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.


Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed financial statements for them to be in conformity with generally accepted accounting principles.

As disclosed in Notes 5 and 6, the Company was in default with respect to certain loan covenants in two of its line of credit agreements and a term loan agreement. The Company's non-compliance with such covenants has been waived by the lender for the December 31, 1999 reporting period. Given the Company's current and expected operating results, it is likely that the Company will be out of compliance with such covenant requirements at the next quarterly reporting date. As a result, the Company is in discussion with the lender to amend the loan agreements to adjust the financial covenant requirements. While management believes such discussions will result in amended covenant requirements which the Company will be able to achieve, there can be no assurance that the Company will be successful in these negotiations.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of European Microholdings, Inc. and subsidiaries as of June 30, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated August 20, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet at June 30, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


/s/ KPMG LLP
KPMG LLP


Nashville, TN
February 6, 2000, except as to notes 5 and 6 which are as of February 14, 2000.